Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. SUBSIDIARY, JDL TECHNOLOGIES, AWARDED MAJOR FIVE-YEAR NETWORK SERVICES CONTRACT BY BROWARD COUNTY PUBLIC SCHOOLS

Minnetonka, MN – March 9, 2015 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of physical connectivity infrastructure and services for deployments of broadband networks, today announced that its wholly-owned subsidiary, JDL Technologies, Inc., has been awarded a new contract by the School Board of Broward County to provide Local Area Network, Wireless Local Area Network and data center upgrades, among other IT services, to the public K-12 schools of Broward County, Florida.  The Company estimates that the contract has the potential to generate approximately $83 million of revenues over the five year life of the contract.

The contract was awarded on March 3, 2015, after a competitive bidding process in which JDL Technologies along with other area IT Service Providers responded to a request-for-proposal that involved seven commodity groups.  JDL Technologies submitted a formal response against two of the groups and was selected as the primary vendor for both.  The new contract involves some services previously performed by JDL Technologies under a prior contract with the School Board of Broward County as well as new services.  JDL Technologies already has begun its process under the new contract, which is expected to have a favorable impact on CSI’s consolidated revenues in fiscal 2015.

Scott Fluegge, President of JDL Technologies, said, “We are extremely pleased to be partnering with the School Board of Broward County to deliver enhanced technology, modern IT infrastructure and expanded wireless coverage for the benefit of students and staff.  This new agreement demonstrates our expertise in providing value-added IT services for complex, comprehensive projects in the education sector, and builds on our robust and enduring relationship with the School Board.”

CSI’s Chief Executive Officer Roger H.D. Lacey added, “We are delighted with the outstanding work of the JDL Technologies team to win this new business with the School Board of Broward County.  We believe that JDL Technologies remains well positioned to capitalize on additional opportunities in the education sector, to grow its successful HIPAA-compliant IT services franchise, and to expand its managed services platform across new verticals.”

The School Board of Broward County is the sixth largest public school district in the United States, serving more than 260,000 students and 175,000 adult learners through 238 schools, education centers and technical colleges, as well as 99 charter schools.  JDL Technologies has managed the district’s network operations center, which monitors all network elements and more than 100,000 end point devices throughout the county, for more than fifteen years.  Leveraging this experience, JDL has expanded its footprint across Florida, with projects ranging from hardware and wired and wireless design and installation under the Miami-Dade County Public School District’s “Bringing Wireless to the Classroom” initiative, to wireless infrastructure projects for Monroe County and DeSoto County Public Schools, to virtualization and wireless deployments in private academies and universities.  JDL Technologies is also a leading provider of HIPAA-compliant IT services to the Florida healthcare market, and was recently named to the Elite 150 Managed Service Providers in North America as part of the CRN 2015 MSP500.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user.  With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward- Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented from time to time in the Company’s Form 10-K Report and other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Edwin C. Freeman	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Kalle Ahl
Chief Executive Officer	Senior Associate
952-996-1674	212-836-9614
kahl@equityny.com